UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 23, 2017.

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Ordinary and Extraordinary General Stockholders’ Meeting held on May 22, 2017 (the “Meeting”).

There were two (2) stockholders present, by proxy, with an aggregate of 6,723,954 shares, which represent 98.87% of the capital stock, if the total number of deposited shares is considered. From that total amount, deposited shares of common stock granted, for each of the items of the Agenda, 5,330,400 votes, and deposited Series B Preferred Shares granted 1,393,554 votes for items 1, 4, 5 and 6 of the Agenda, and no vote for items 2 and 3 of the Agenda. Therefore, when considering items 2 and 3 of the Agenda, the deposited shares of common stock constituted 100% of the capital stock with a right to vote on those items, and when considering items 1, 4, 5 and 6 of the Agenda, the deposited shares of common stock and Series B Preferred Shares constituted 98.87% of the capital stock with a right to vote on those items.

1)	Appointment of two stockholders to approve and sign the Minutes.

The Meeting resolved that attorneys-in fact of Sofora Telecomunicaciones S.A. and Banco Santander Río S.A. (representing JP Morgan Chase Bank), the regular member of the Supervisory Committee, Mr. Pablo Buey Fernández and the President of the Company approve and sign the Minutes.

2)	Determination of the number of regular and alternate members of the Board of Directors from the date of the Meeting until the stockholders’ annual and general meeting in which the financial documents for 2019 will be considered.

The Meeting resolved to adjourn the session until May 30, 2017, at 4pm, to consider this item of the Agenda.

3)	Election of a regular and an alternate member of the Supervisory Committee.

The Meeting resolved to adjourn the session until May 30, 2017, at 4pm, to consider this item of the Agenda.

4)	Consideration of the corporate reorganization (subject to regulatory approvals and fulfillment of other conditions), pursuant to which Telecom Argentina S.A. (“Telecom Argentina”), as surviving company, shall merge by absorption with Sofora Telecomunicaciones S.A. (“Sofora”), Nortel Inversora S.A. (“Nortel”) and Telecom Personal S.A. (“Telecom Personal”), as merged companies (hereinafter “the Merger”), pursuant to the terms of Sections 82 et seq. of the Companies General Law, Section 77 et seq. of the Income Tax Law and Rules of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”). Consideration of the Merger’s Special Individual Financial Statements of Nortel as of 12/31/2016 and the Merger’s Special Consolidated Financial Statements of Sofora, Nortel, Telecom Argentina and Telecom Personal as of 12/31/2016, with their respective Supervisory Committees and external auditors’ reports. Consideration of the Agreement and Plan of Merger entered into by Telecom Argentina, as surviving company, and Sofora, Nortel and Telecom Personal, as merged companies, on March 31, 2017. Authorization to execute the Final Merger Agreement.

The Meeting approved the corporate reorganization (subject to regulatory approvals and fulfillment of other conditions), pursuant to which Telecom Argentina, as surviving company, shall merge by absorption with Sofora, Nortel and Telecom Personal, as merged companies (hereinafter “the Corporate Reorganization”), pursuant to the terms of Sections 82 et seq. of the Companies General Law; Section 77 et seq. of the Income Tax Law and Rules of the CNV, and in accordance with the financial documents prepared to that effect by the companies involved, which includes the approval of:

(1)	The Merger’s Special Individual Financial Statements of Nortel as of December 31, 2016 and the Merger’s Special Consolidated Financial Statements of Sofora, Nortel, Telecom Argentina and Telecom Personal as of the same date, in the form in which they have been recorded on the Company’s Book of Inventories and Balance Sheets, and with their respective Supervisory Committees and External Auditors’ Reports, which are attached to the Agreement and Plan of Merger as EXHIBITS I and II; and

(2)	The Agreement and Plan of Merger entered into by Telecom Argentina, as surviving company, and Sofora, Nortel and Telecom Personal, as merged companies, on March 31, 2017, and the EXHIBITS thereto, which include the exchange ratio of Nortel shares to Telecom Argentina shares.

In addition, the Meeting approved the proposal, pursuant to the Agreement and Plan of Merger, that the Corporate Reorganization become effective on the date on which all the conditions to which the Corporate Reorganization is subject, which are set forth in Section Five of the Agreement and Plan of Merger, are fulfilled (the “Date of Reorganization”), as from which date the Reorganization shall become effective. From the Date of Reorganization, the management and representation of Nortel, as merged company, shall be assumed by the managers and representatives of Telecom Argentina pursuant to the terms of Section 84 of the Companies General Law.

Finally, the Meeting authorized the President, Mr. Baruki González and the member of the Board of Directors, Mr. Saturnino Jorge Funes so that any of them may individually and indistinctly execute the Final Merger Agreement, with the power to set forth its terms and conditions within the framework approved by this Meeting.

5)	Consideration of the dissolution without liquidation of Nortel pursuant to Section 94, paragraph 7, of the Companies General Law.

The Meeting approved the dissolution without liquidation of Nortel pursuant to Section 94, paragraph 7, of the Companies General Law, as a result of its absorption by Telecom Argentina through the Corporate Reorganization approved in item 4 of the Agenda.

6)	Granting of authorizations to request from the regulatory authorities all the approvals and authorizations that may be necessary to perfect the Merger and the resulting dissolution without liquidation of Nortel, and to submit any other documents and perform any other acts necessary to obtain the applicable registrations.

The Meeting authorized the Company’s President, Mr. Baruki González, to appoint the persons authorized to request from the regulatory authorities all the approvals and authorizations that may be necessary to perfect the Corporate Reorganization and the dissolution without liquidation of Nortel and to submit any other documents and perform any other acts necessary to obtain the applicable registrations.

Ms. Nora Lavorante, representing the Buenos Aires Stock Exchange, and Mr. Martín Harismendy, representing the CNV, attended the Meeting.

/s/ María Blanco Salgado

Maria Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 23, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations